FOR IMMEDIATE RELEASE

Contacts:
Georgeson Shareholder Communications Inc. 1-866-283-1945	Citigate Dewe Rogerson Patricia Baronowski 1-212-688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER
AND PRELIMINARY RESULTS

(NEW YORK, NY July 1, 2002) The Asia Pacific Fund, Inc. (NYSE, PCX: APB) (the “Fund”), a diversified, closed-end management investment company, announced today that the Fund’s tender offer for 3,448,024 of its issued and outstanding shares of common stock, representing 25% of the Fund’s outstanding shares, expired on Friday, June 28, 2002 at 5:00 p.m., New York City time.

Based upon current information, approximately 4,641,532 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 3,448,024 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis from all tendering stockholders, other than stockholders holding 99 or less shares who tendered all their shares and from whom the Fund will accept all shares properly tendered (aggregating approximately 30,000 shares). Based on preliminary information, the proration for each stockholder tendering 100 or more shares is estimated to be 74% of the shares properly tendered. Payment for accepted shares will be made on or about July 8, 2002. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of regular trading on the New York Stock Exchange on June 28, 2002.